                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        RULE 13E-3 TRANSACTION STATEMENT
                                 AMENDMENT NO. 1
(PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3
                         SECTION 240.13E-3) THEREUNDER)

                     CALIFORNIA CASUALTY MANAGEMENT COMPANY
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                     CALIFORNIA CASUALTY MANAGEMENT COMPANY
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                       Series B Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

             James M. Sevey, Esq. 1900-2000 Alameda de las Pulgas,
                    San Mateo, CA 94403-1298 (650) 574-4000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A , Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
       Transaction valuation*                           Amount of filing fee
              $92,650                                         $18.53
--------------------------------------------------------------------------------

*Transaction valuation assumes maximum number of shares acquired pursuant to this offer of 1,853 shares of Series B Common Stock at a purchase price of $50.00 per share.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $18.53
Form or Registration No.: Schedule 13E-3; File No. 5-52263
Filing Party:   California Casualty Management Company
Date Filed:  January 20, 1998

                                   ----------

   THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR
       MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE
        INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE
                              CONTRARY IS UNLAWFUL.

                                   ----------

                                 SPECIAL FACTORS

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a) The purpose of this tender offer (the "Tender Offer" or the "Rule 13e-3 transaction") is to achieve cost savings for California Casualty Management Company (the "Company") with respect to expenses the Company would be required to incur in connection with complying with the registration and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the Company's no par value Series B Common Stock (the "Series B Common Stock"). At present, the shares of Series B Common Stock are subject to the registration requirements of Section 12(g) and the reporting requirements of Section 13 of the Exchange Act. Compliance with the registration and reporting requirements of the Exchange Act would require, among other things, that the Company file a registration statement with respect to the Series B Common Stock and thereafter file periodic reports with the Securities and Exchange Commission (the "Commission"), such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

        Management and the Board of Directors have determined that it is in the best interests of the Company that the Company undertake the Tender Offer. Management is of the view that the Company has a disproportionate number of small Series B Common Stock shareholder accounts in relation to the total number of shareholders of the Company. As of December 31, 1997, 332 of the Company's 563 total shareholders of record were holders of less than 10 shares of the Series B Common Stock, holding an aggregate of 1,853 shares of Series B Common Stock. Therefore, 59% of the total number of shareholders of record of the Company's Common Stock owned as of December 31, 1997 less than 0.14% of the outstanding shares of the Company's Common Stock. The time and expenses associated with servicing the accounts of these holders in the future would cause a disproportionate burden on the Company in relation to the aggregate number of shares owned by such holders.

        The ongoing direct expenses of being a reporting company would include filing, printing, legal and accounting fees incurred in connection with the preparation of periodic reports filed with the Commission. Management estimates that the annual costs of such filings and reports would exceed $40,000. Further, management of the Company and certain employees in the Company's Finance Department would be required to allocate significant resources (primarily time) in connection with Commission filings. The above dollar estimate does not include any allocation of the expenses of management or employee time devoted to such matters.

(b) The Company has not considered alternative means to accomplish such purposes, since only a repurchase program of this type could eliminate the expense incident to being subject to the registration and reporting requirements of Sections 12(g) and 13 of the Exchange Act.

(c) The Rule 13e-3 transaction is structured as stated herein to enable the Company to reduce its base of Series B Common Stock holders and terminate its obligation to register the Series B Common Stock and to file periodic reports with the Commission pursuant to the Exchange Act in the most efficient and cost-effective manner. The timing of the transaction is designed to bring about the anticipated beneficial results without further delays.

(d) The Company will benefit from the Rule 13e-3 transaction because of the avoidance of costs associated with being a public company which will be achieved if a sufficient number of holders of Series B Common Stock tender their shares. There then will be no ongoing requirement for the Company to prepare and file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K with the Commission. This will enable the Company to avoid incurring legal, accounting and filing expenses it would otherwise be required to incur, as well as saving the management time associated with the preparation of such documents by Company employees. The Company estimates these cost savings to be in excess of $40,000 on an annual basis.

        The holders of the Series B Common Stock will have the opportunity to tender and sell their shares to the Company in the absence of any other market for such shares. They will receive a premium of approximately 31% over the current book value per share of the Series B Common Stock. The remaining shareholders of the Company should benefit from this transaction by receiving the indirect benefit of the cost savings to be derived by the Company from this transaction. The remaining shareholders of the Company will suffer no diminution in the liquidity of their stock since there is no public market for the Company's stock.

        The corporate advantages to the Company described above will benefit both the affiliates of the Company and the Company's non-affiliate shareholders alike. There should be no tax consequences to the Company as a result of this transaction. Each shareholder that participates in the Tender Offer would realize capital gain on the sale of any shares held as a capital asset if (1) the transaction completely terminates the shareholder's stock interest in the Company; (2) the transaction is "substantially disproportionate" to the shareholder (which generally requires that the shareholder's percentage interest in the Company after the transaction be less than 80% of the shareholder's percentage interest before the transaction); or (3) the transaction is not "essentially equivalent to a dividend." Each of these tests is determined by taking into account "attribution rules" for tax purposes. If the transaction qualifies for capital gain treatment, a shareholder would realize gain equal to the excess of the price of $50.00 per share to be paid by the Company over his or her basis in the shares, which was $19.92 per share and which was included in the respective shareholder's income in 1989 when the shares were issued. However, if the transaction does not meet one of the foregoing tests, the transaction would be treated as a dividend to the extent of the Company's current or accumulated earnings and profits.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a) The Company, as the issuer filing this schedule, reasonably believes that the transaction is fair to unaffiliated shareholders.

(b) As noted above, no established public market exists or has ever existed for the Company's Series B Common Stock and no such market is expected to exist in the future. Accordingly, the Board of Directors considered the current net book value of the Company's Series B Common Stock as providing the best available gauge of the underlying value of the shares. The Board determined that setting a price that included an approximately 31% premium over the current net book value per share offered the holders of the Series B Common Stock the sufficient incentive to tender their shares, thereby better ensuring the success of the Tender Offer which, if successful, will ultimately benefit all remaining shareholders. The Board of Directors of the Company determined that general shareholder liquidity would be unaffected by this transaction since there is no liquidity in the shares other than provided by the Company. If the Board of Directors had considered other factors or conducted other analyses, the Tender Offer price might have been higher.

(c) The Tender Offer is structured so that each eligible shareholder may voluntarily accept or reject the Tender Offer. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

(d) A majority of directors who are not employees of the issuer have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of such transaction.

(e) The Rule 13e-3 transaction was approved by a majority of the directors of the issuer who are not employees of the issuer.

(f) No firm offer has been made to the Company by any unaffiliated person, during the preceding eighteen months for (A) the merger or consolidation of the Company into or with such person or of such person into or with the Company, (B) the sale or other transfer of all or any substantial part of the assets of the Company or (C) securities of the Company which would enable the holder thereof to exercise control of the Company.

 ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a) The Company has not received any report, opinion (other than an opinion of counsel) or appraisal from an outside party which is materially related to the Rule 13e-3 transaction.

(b)     Not Applicable.

(c)     Not Applicable.

                                OTHER DISCLOSURES

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a)     This issuer's name and address of its principal executive offices is:

               California Casualty Management Company
               1900-2000 Alameda de las Pulgas
               San Mateo, CA 94403-1298

(b) The subject of the Rule 13e-3 transaction is the Company's Series B Common Stock. At the close of business on December 31, 1997 the Company had outstanding 8,429 shares of Series B Common Stock and such shares were held of record by approximately 503 holders.

(c) There is currently no established trading market for the Series B Common Stock. All shares of Series B Common Stock have been held in escrow since issuance pursuant to agreements with the Company which reserve to the Company the right to repurchase such shares in the event that the holder thereof proposes to sell such shares to a third party.

(d) The Company has paid dividends during the past three years as set forth below:


          Calendar Period                         Dividends per Share
          ---------------                         -------------------
        1998:  First Quarter                              $0.75

        1997:  First Quarter                              $0.55
               Second Quarter                             $0.15
               Third Quarter                              $0.15
               Fourth Quarter                             $0.15

        1996:  First Quarter                              $1.55
               Second Quarter                             $0.15
               Third Quarter                              $0.15
               Fourth Quarter                             $0.15

        1995:  First Quarter                              $0.70
               Second Quarter                             $0.10
               Third Quarter                              $0.10
               Fourth Quarter                             $0.10


(e) The Company has made no underwritten public offerings of the Series B Common Stock for cash during the past three years.

(f) Information concerning purchases of the Series B Common Stock by the Company or any affiliate of the Company since January 1, 1995 is set forth below:


                                        Number of             Range of Purchase          Average Purchase
              Calendar Period       Shares Purchased        Prices Paid per Share      Price Paid per Share
              ---------------       ----------------        ---------------------      --------------------
1997:          First Quarter                 85                  $33.97 (All)                 $33.97
               Second Quarter               170                  $34.40 (All)                 $34.40
               Third Quarter                 15                  $34.40 (All)                 $34.40
               Fourth Quarter               126                  $37.07 (All)                 $37.07

1996:          First Quarter                189           $31.58 to $31.99                    $31.78
               Second Quarter               157           $31.42 to $31.78                    $31.44
               Third Quarter                440           $31.42 to $32.62                    $31.50
               Fourth Quarter               316               $32.94 (All)                    $32.94


1995           First Quarter                135           $26.86 to $29.29                    $28.12
               Second Quarter               125           $29.29 to $30.13                    $29.84
               Third Quarter                107           $29.58 to $30.34                    $30.02
               Fourth Quarter                16               $31.58 (All)                    $31.58


ITEM 2.  IDENTITY AND BACKGROUND.

        California Casualty Management Company, a California corporation whose principal office is at 1900-2000 Alameda de las Pulgas, San Mateo, CA 94403-1298, and whose principal business is acting as the attorney-in-fact for California Casualty Indemnity Exchange, a reciprocal insurance exchange, is the issuer whose Series B Common Stock is the subject of this transaction and is the person filing this Schedule 13e-3.

(a)(b) Information with respect to each of the Company's executive officers and directors is set forth below.


                                                                             Ownership of Shares of
                                                                              Series B Common Stock
                                                                       ----------------------------------
                                                                          Number of           Percent of
                                        Positions and Offices Held     Shares of Series        Series B
Directors and Executive Officers             With the Company           B Common Stock       Common Stock
--------------------------------        ---------------------------    ----------------      ------------
Carl G. Brown, Jr.                     Director and Honorary                  0                   N/A
1900-2000 Alameda de las Pulgas        Chairman
San Mateo, CA 94403-1298

Thomas R. Brown                        Chairman of the Board,                522                 6.2%
1900-2000 Alameda de las Pulgas        Chief Executive Officer
San Mateo, CA 94403-1298               and Director

Marston Nauman                         Director                              386                 4.6%
1900-2000 Alameda de las Pulgas
San Mateo, CA 94403-1298

Kenneth G. Berry                       Director                               0                   N/A
1900-2000 Alameda de las Pulgas
San Mateo, CA 94403-1298

Peter Goldberg                         Director and President                728                 8.6%
1900-2000 Alameda de las Pulgas
San Mateo, CA 94403-1298

John G. Vidosh                         Director and Executive                340                 4.0%
1900-2000 Alameda de las Pulgas        Vice President, Managing
San Mateo, CA 94403-1298               Director

Kai G.E. Anderson                      Director and Executive                224                 2.6%
1900-2000 Alameda de las Pulgas        Vice President, Managing
San Mateo, CA 94403-1298               Director

John J. Schultz III                    Director and Executive                391                 4.6%
1900-2000 Alameda de las Pulgas        Vice President, Managing
San Mateo, CA 94403-1298               Director

Jerrol L. Harris                       Senior Vice President -               152                 1.8%
1900-2000 Alameda de las Pulgas        Corporate Development
San Mateo, CA 94403-1298

Franklin Jones                         Executive Vice President -            137                 1.6%
1900-2000 Alameda de las Pulgas        Marketing
San Mateo, CA 94403-1298

Donald Fey                             Senior Vice President -               117                 1.4%
1900-2000 Alameda de las Pulgas        Calco
San Mateo, CA 94403-1298

Robert Hall                            Senior Vice President -               119                 1.4%
1900-2000 Alameda de las Pulgas        Director of Human
San Mateo, CA 94403-1298               Resources and Corporate
                                       Services

James M. Sevey                         Senior Vice President -               202                 2.4%
1900-2000 Alameda de las Pulgas        General Counsel and
San Mateo, CA 94403-1298               Secretary

Frank Walter                           Senior Vice President -                48                 0.6%
P.O. Box 39700                         Field Operations Manager
Colorado Springs, CO 80949-9700

John Jung                              Senior Vice President -                0                   N/A
1900-2000 Alameda de las Pulgas        Chief Information Officer
San Mateo, CA 94403-1298


(c)(d) The principal occupation of each director and executive officer of the Company during the last five years is as follows:

        Carl G. Brown, Jr., Honorary Chairman of the Company's Board of Directors since his retirement on May 1, 1978, has been a Director of the Company since 1946.

        Thomas R. Brown has served as the Company's Chairman of the Board since May 1, 1978. He has been a Director of the Company since March 17, 1969. He has been Chairman of the Advisory Board of California Casualty Indemnity Exchange since May 1, 1978. Mr. Brown also served as Chairman of the Board of California Casualty Insurance Company, California Casualty & Fire Insurance Company and California Casualty General Insurance Company from May 1, 1978 until March 1, 1996. He has served as a director of Pillar Point Capital Management, Incorporated, a wholly-owned subsidiary of the Company which operates as an investment advisor to the Company and others ("PPCM"), since June 1, 1993, and as a Director of Calco Insurance Brokers & Agents, Incorporated, a wholly-owned subsidiary of the Company which operates as a commercial insurance broker and agent ("Calco"), since January 3, 1994.

        Marston Nauman served as the Company's Vice Chairman of the Board from April 1, 1993 until his retirement on March 1, 1996. Prior to that time, Mr. Nauman served as President from May 1, 1978 until March 31, 1993, and has served as a Director of the Company since March 16, 1967. Mr. Nauman became a director of PPCM on June 1, 1993 and continues to serve in that capacity. Mr. Nauman also served as President of California Casualty Insurance Company, California Casualty & Fire Insurance Company and California Casualty General Insurance Company from May 1, 1978 until March 1, 1996.

        Kai G.E. Anderson has served as Executive Vice President, Managing Director of the Company since January 1, 1997. Previously, Mr. Anderson was Executive Vice President, Division Manager of the Business Insurance Division of the Company from April 1, 1993 through December 31, 1996. Prior to that time, Mr. Anderson served as Senior Vice President, Division Manager of the Business Insurance Division of the Company from September 1, 1985 until March 31, 1993. Mr. Anderson has served as a Director and Vice Chairman of the Board of Calco since January 13, 1994 and as a Director and as Chairman of the Board of Calco Medical Management Corporation, a wholly-owned subsidiary of the Company and a health insurance software development and administration company, since August 1, 1994.

        Kenneth G. Berry has been a Director of the Company since August 24, 1970. He also has served as Chairman of the Board of Directors, Chief Executive Officer and a Director of PPCM since June 1, 1993. Mr. Berry was a partner in the investment counseling firm of Berry, Hartell, Evers & Osborne from January 1, 1984 until May 31, 1993.

        Peter Goldberg was appointed to the Company's Board of Directors on September 7, 1982 and was elected President of the Company effective April 1, 1993. He served as Executive Vice President-Operations from January 1, 1980 until March 31, 1993. Mr. Goldberg has also been a director and Chairman of the Board of Calco since January 3, 1994 and a director of PPCM since June 1, 1993.

        John G. Vidosh was appointed to the Company's Board of Directors and has served as Treasurer of the Company since September 7, 1982. He has served as Executive Vice President, Managing Director since January 1, 1997. Mr. Vidosh was Executive Vice President of Finance and Administration of the Company from April 1, 1981 through December 31, 1996. Mr. Vidosh has also served as Chief Financial Officer and a director of PPCM since June 1, 1993.

        John J. Schultz III has served as Executive Vice President, Managing Director since January 1, 1997. Previously, he served as Senior Vice President-Information and Actuarial Services from March 18, 1986 until March 31, 1993 and as Executive Vice President- Information and Actuarial Services from April 1, 1993 through December 31, 1996.

        Jerrol L. Harris has served as a Senior Vice President of the Company since March 18, 1986 and a Senior Vice President - Corporate Development since July 1, 1991.

        Franklin Jones has served as Executive Vice President - Marketing since June 1, 1997. He served as Senior Vice President - Marketing from June 1, 1993 to June 1, 1997. Prior to that time he served as Personal Insurance Division Group Marketing Director from January 1, 1991 to May 31, 1993.

        Donald Fey became a Senior Vice President of the Company on April 15, 1994. He has served as President of Calco since December 1, 1994 after serving as Business Insurance Division - Operations Manager from April 15, 1994 through November 30, 1994. Prior to joining the Company, Mr. Fey was employed by CIGNA Insurance Company as its Western Region Senior Vice President from 1977 to October of 1993, when he retired from that company.

        Robert G. Hall became a Senior Vice President of the Company on June 1, 1994 and has served as the Company's Director of Human Resources and Corporate Services since January 1, 1992.

        James M. Sevey became a Senior Vice President of the Company on June 1, 1994 and has served as the Company's General Counsel since January 1, 1989 and as Secretary since October 1, 1995.

        Frank Walter became a Senior Vice President of the Company on June 6, 1995 and has served as Senior Vice President - Field Operations since June 1, 1997 and as Senior Vice President - Regional Manager from June 15, 1995 to June 1, 1997. Prior to that time, Mr. Walter was District Manager of the Company's Personal Insurance Division from January 1, 1977 until June 15, 1995.

        John Jung became the Company's Senior Vice President - Chief Information Officer on December 30, 1996. Prior to joining the Company, Mr. Jung held the office of Vice President - Systems Manager for Chubb & Son, Inc. from 1984 until 1996.

(e) Neither the Company nor, to the best of the Company's knowledge or belief, any of the persons listed in Item 2 hereof, during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) Neither the Company nor, to the best of the Company's knowledge or belief, any of the persons listed in Item 2 hereof, during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(g) All of the persons listed in Item 2 hereof are U.S. citizens.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a) This item is not applicable because this schedule is not filed by an affiliate of the Company, but by the Company itself, the issuer of the securities which is the subject of the Rule 13e-3 transaction.

(b)     Not Applicable.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)     The material terms of the Rule 13e-3 transaction are as follows:

        The Company commenced a tender offer on January 20, 1998 to purchase shares of its Series B Common Stock at $50.00 cash per share, but only from persons who as of December 31, 1997 owned, in the aggregate, no more than 9 shares of Series B Common Stock (the "Tender Offer"). There were 332 such shareholders of record holding an aggregate of 1,853 shares of Series B Common Stock as of December 31, 1997. The Company offered to buy the Series B Common Stock tendered directly from tendering holders with the intention of retiring the shares purchased. The Tender Offer provided that it would remain open until February 27, 1998 (or for such further time as may be authorized by the Board of Directors of the Company).

        Subsequent to February 27, 1998, the audit of the Company's 1997 financial statements was completed and the financial statements were issued. The Board of Directors of the Company has elected to reopen the Tender Offer until April 30, 1998 for the purposes of (i) permitting holders of Series B Common Stock who tendered their shares prior to February 27, 1998 to review the Company's 1997 audited financial statements and determine whether to rescind their tender of such shares; and (ii) to permit holders of 9 or fewer shares of Series B Common Stock who did not tender their shares prior to February 27, 1998 to review the Company's 1997 audited financial statements and consider whether to tender their shares of Series B Common Stock in the Tender Offer.

(b) Any person who holds of record 10 or more shares of Series B Common Stock is prohibited from participating in the Tender Offer.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

        The Company has no plan or proposal regarding activities or transactions which are to occur after the Rule 13e-3 transaction which relate to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(b) Any change in the present board of directors or management of the issuer including, but not limited to, any plan or proposal to change the number or term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer;

(c) Any material change in the present dividend rate or policy or indebtedness or capitalization of the issuer; or

(d) Any other material change in the issuer's corporate structure or business.

        The Company has recently completed the sale of its headquarters office complex located at 1900 Alameda de las Pulgas, San Mateo, California. The proceeds from this sale were approximately $25 million. The gain from this sale was approximately $1 million, which will be deferred and recognized over ten years, starting in 1998. The pro forma impact on the book value per share of common stock will be an approximately $0.08 per share increase per year in each of the ten years beginning January 1, 1998.

        In the event that sufficient shares of Series B Common Stock are tendered to and purchased by the Company to reduce the number of holders of record of the Series B Common Stock below 300 as of April 30, 1998, the Series B Common Stock would become eligible for termination of registration pursuant to
Section 12(g)(4) and of the reporting requirements of Section 13 of the Exchange Act.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The funds to be used in this Rule 13e-3 transaction consist of cash held by the Company and the total amount to be expended if all tender offers should be accepted is estimated not to exceed $93,000.

(b) The following is an itemized statement of the expenses which are expected to be incurred in connection with this Rule 13e-3 transaction and for which the Company will be responsible for paying:


Filing Fees:                         $18.53
Legal:                                  -0-
Accounting and Appraisal:               -0-
Solicitation:                           -0-
Printing and Mailing                 $1,000
                                  ---------
Total Fees                        $1,018.53
                                  =========

(c)     Not Applicable.

(d)     Not Applicable.

ITEMS 7 THROUGH 9.

        See "Special Factors" above.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

(a) No shares of the Series B Common Stock is owned by any pension, profit sharing or similar plan of the Company or affiliate of the Company. For other information regarding beneficial ownership of Series B Common Stock by executive officers and directors of the Company, see Item 2 hereof.

(b) Pursuant to the provisions of escrow agreements entered into between the Company and the recipients of shares of Series B Common Stock under the Company's 1989 Employee Stock Gift Program, upon termination of employment the Company has the option to purchase all or any of said shares for cash, at the adjusted book value per share, within 180 days of the date of such termination, if the employee has not completed 20 years of employment with the Company as of the date of such termination. Prior to commencement of this Tender Offer, 23 such employees, owning an aggregate of 126 shares of Series B Common Stock terminated their employment with the Company. The Company exercised its option and repurchased all shares of Series B Common Stock held by said employees at a purchase price of $37.07 per share.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUERS SECURITIES.

        The Company has made a commitment to shareholders that tender shares of Series B Common Stock in the Tender Offer that, in the event a transaction is consummated within two years after commencement of the Tender Offer pursuant to which all shareholders of the Company are provided with an unqualified right to sell their shares of Company common stock to a party other than the Company at a price greater than $50.00 per share (a "Liquidity Event"), the Company will pay to any shareholders that tender shares of Series B Common Stock in the Tender Offer an amount equal to the difference between the price paid to Company shareholders that sell their shares of Company common stock pursuant to such Liquidity Event and $50.00.

        Except for the foregoing, there is no contract, arrangement, understanding or relationship (whether or not legally enforceable) in connection with the Rule 13e-3 transaction between the Company and any person with respect to any securities of the Company.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a) To the knowledge and belief of the Company, no executive officer, director or affiliate of the Company intends to tender or sell any shares of Series B Common Stock in this Rule 13e-3 transaction.

(b)     Not Applicable.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

(a) Since the Tender Offer being made by the Company may be voluntarily accepted or rejected by the eligible shareholders, no appraisal or similar rights are provided to such holders under applicable state law or under the Company's Articles of Incorporation, nor will such rights be voluntarily accorded by the Company to shareholders in connection with the Rule 13e-3 transaction.

(b) No provision has been made by the Company in connection with the Rule 13e-3 transaction to allow unaffiliated security holders to obtain access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

(c)     Not Applicable.

ITEM 14.  FINANCIAL INFORMATION.

        (a) (1) The Company's audited financial statements for the Company's fiscal years ended December 31, 1997 and 1996 are attached as Exhibit A.

               (2) The Company's ratio of earnings to fixed charges was 25 for the fiscal year ended December 31, 1997 and 54 for the fiscal year ended December 31, 1996.

               (3) The book value per share as of December 31, 1997 and 1996 are as follows:

        December 31, 1997    $38.31
        December 31, 1996    $33.97

        (b) No pro forma data is material since the maximum number of shares to be acquired under the offer is expected to constitute less than 0.5% of the outstanding stock of the Company at a purchase price that is above the book value of the shares and will create savings to the Company and improve the value of the remaining shares.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a) Except for certain financial analysts who supplied data and calculated values used in this transaction statement, the Company's General Counsel, who assisted in the preparation of this transaction statement, and the Company's General Counsel and his staff, who will coordinate the Tender Offer process, the Company did not engage any officer, employee, class of employees or corporate asset of the Company (other than the consideration for purchases of shares tendered in response to the Tender Offer) in connection with the Rule 13e-3 transaction.

(b) No persons (excluding officers, employees and class of employees who have been identified in Item 15(a) of this Schedule) will be employed, retained or compensated by the Company or by any person on behalf of the Company, to make solicitations or recommendations in connection with the Rule 13e-3 transaction and provide a summary of the material terms of such employment, retainer or arrangement for compensation.

ITEM 16.  ADDITIONAL INFORMATION.

        None.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

(a)     Not Applicable.

(b)     Not Applicable.

(c)     Not Applicable.

(d) The disclosure materials furnished to shareholders in connection with this transaction are filed herewith with Exhibit B.

(e)     Not Applicable.

(f)     Not Applicable.


                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           April 8, 1998
                                               (Date)

                                /s/ JAMES M. SEVEY
                                -------------------------------------
                                            (Signature)

                                James M. Sevey, Senior Vice President
                                -------------------------------------
                                           (Name and Title)

                                                                       EXHIBIT A


                       [1997 AUDITED FINANCIAL STATEMENTS]

                     CALIFORNIA CASUALTY MANAGEMENT COMPANY
                                AND SUBSIDIARIES




              REPORT ON AUDITS OF CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                         [COOPERS & LYBRAND LETTERHEAD]


                        REPORT OF INDEPENDENT ACCOUNTANTS




Board of Directors
California Casualty Management Company
San Mateo, California

We have audited the accompanying consolidated balance sheets of California Casualty Management Company and Subsidiaries (CCMC) as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of CCMC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheets presents fairly, in all material respects, the consolidated financial position of California Casualty Management Company and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                                        COOPERS & LYBRAND L.L.P.

San Francisco, California
February 25, 1998

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                             (DOLLARS IN THOUSANDS)

                                   ----------


                                       ASSETS                         1997         1996
                                                                    -------      -------
Current assets:
   Cash and cash equivalents                                        $15,047      $13,797
   Insurance premium trust funds                                      2,879        2,804
   Investment securities, available-for-sale                         21,783       17,970
   Receivables                                                        6,983        5,935
   Prepaid and other                                                  2,913        1,842
   Deferred income taxes                                                599        1,017
                                                                    -------      -------

            Total current assets                                     50,204       43,365

Property and equipment, at cost, less accumulated depreciation       30,425       32,028
Deferred income taxes                                                 4,088        3,244
Other assets                                                             56           99
                                                                    -------      -------

            Total assets                                            $84,773      $78,736
                                                                    =======      =======

                                   LIABILITIES
Current liabilities:
   Accounts payable and accrued expenses                            $15,813      $17,366
   Notes payable                                                      6,000        6,000
   Accrued restructuring costs                                        1,466        1,749
   Other current liabilities                                          2,114        2,040
                                                                    -------      -------

            Total current liabilities                                25,393       27,155

Employee benefit plans                                                9,919        7,960
Other noncurrent liabilities                                            275          233
                                                                    -------      -------

            Total liabilities                                        35,587       35,348
                                                                    -------      -------

Commitments and contingency (Notes 8 and 15).

                              SHAREHOLDERS' EQUITY

Capital stock - no par value                                          4,849        4,359
Unrealized gain on investment securities (net of income tax)          2,698        1,740
Retained earnings                                                    41,639       37,289
                                                                    -------      -------

            Total shareholders' equity                               49,186       43,388
                                                                    -------      -------

               Total liabilities and shareholders' equity           $84,773      $78,736
                                                                    =======      =======


   The accompanying notes are an integral part of these financial statements.

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                   ----------


                                                            1997           1996
                                                          --------      --------
Management fees and reimbursements                        $119,408      $120,159

Brokerage operations:
   Commissions                                              13,560        13,018
   Management fees                                           5,231         7,052
                                                          --------      --------

            Total brokerage                                 18,791        20,070

Self-insurance fees                                            384           478

Investment advisory fees                                     2,763         2,540
                                                          --------      --------

            Total revenue                                  141,346       143,247

Operating expenses                                         134,704       140,558
                                                          --------      --------

            Operating income                                 6,642         2,689

Investment income                                            2,391         3,543
                                                          --------      --------

            Income before provision for income taxes         9,033         6,232

Provision for income taxes                                   3,113         1,567
                                                          --------      --------

               Net income                                 $  5,920      $  4,665
                                                          ========      ========


Basic earnings per share                                  $   4.64      $   3.63
                                                          ========      ========

Diluted earnings per share                                $   4.62      $   3.59
                                                          ========      ========


   The accompanying notes are an integral part of these financial statements.

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)





                                                                          UNREALIZED
                                                                           GAIN ON
                                                            CAPITAL       INVESTMENT    RETAINED
                                                             STOCK        SECURITIES    EARNINGS         TOTAL
                                                           --------       --------      --------       --------
Balances, January 1, 1996                                  $  4,029       $  1,268      $ 35,967       $ 41,264

Net income                                                     --             --           4,665          4,665
Capital stock retired (25,865 shares)                           (85)          --            (766)          (851)
Dividends paid to shareholders ($2.00 per share)               --             --          (2,577)        (2,577)
Stock options exercised, including tax benefit of $11
      (13,586 shares)                                           415           --            --              415
Change in unrealized appreciation in investments,
      net  of income taxes of $46                              --              472          --              472
                                                           --------       --------      --------       --------

Balances, December 31, 1996                                   4,359          1,740        37,289         43,388

Net income                                                     --             --           5,920          5,920
Capital stock retired (9,332 shares)                            (35)          --            (294)          (329)
Dividends paid to shareholders ($1.00 per share)               --             --          (1,276)        (1,276)
Stock options exercised, including tax benefit of $21
      (12,071 shares)                                           400           --            --              400
Stock issued in long-term executive incentive plan
      (3,625 shares)                                            125           --            --              125
Change in unrealized appreciation in investments, net
      of income taxes of $494                                  --              958          --              958
                                                           --------       --------      --------       --------

Balances, December 31, 1997                                $  4,849       $  2,698      $ 41,639       $ 49,186
                                                           ========       ========      ========       ========



   The accompanying notes are an integral part of these financial statements.

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                             (DOLLARS IN THOUSANDS)




                                                                 1997           1996
                                                               --------       --------
Cash flows from operating activities:
   Net income                                                  $  5,920       $  4,665
                                                               --------       --------
   Adjustments to reconcile net income to net
        cash provided by operating activities:
      Depreciation and amortization                               7,777          7,230
      Gain on sale of property and equipment                        (22)           (61)
      Gain on sale of bonds and stocks                             (666)        (1,423)
      Provision for deferred income taxes                          (897)           975
      Changes in:
        Insurance premium trust funds                               (75)           662
        Receivables and other assets                             (2,139)          (281)
        Accrued restructuring costs                                (283)        (2,773)
        Payables, accrued expenses, and other liabilities           522          4,007
                                                               --------       --------

          Total adjustments                                       4,217          8,336
                                                               --------       --------

          Net cash provided by operating activities              10,137         13,001
                                                               --------       --------

Cash flows from investing activities:
   Proceeds from sale of property and equipment                     827            221
   Purchase of property and equipment                            (6,882)       (19,481)
   Proceeds from sale of investment securities                    2,374         11,299
   Purchase of investment securities                             (4,126)        (4,596)
                                                               --------       --------

          Net cash used in investing activities                  (7,807)       (12,557)
                                                               --------       --------

Cash flows from financing activities:
   Proceeds from short-term borrowings                             --            6,000
   Repayment of note payable                                       --           (5,517)
   Capital stock                                                    196           (436)
   Dividends paid to shareholders                                (1,276)        (2,577)
                                                               --------       --------

          Net cash used in financing activities                  (1,080)        (2,530)
                                                               --------       --------

             Net increase (decrease) in cash and
               cash equivalents                                   1,250         (2,086)

Cash and cash equivalents, beginning of year                     13,797         15,883
                                                               --------       --------

Cash and cash equivalents, end of year                         $ 15,047       $ 13,797
                                                               ========       ========

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
      Interest                                                 $    367       $     61
                                                               ========       ========
      Income taxes                                             $  3,266       $  2,009
                                                               ========       ========



   The accompanying notes are an integral part of these financial statements.

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------

1.    AFFILIATIONS AND SEGMENT INFORMATION:

      California Casualty Management Company (CCMC) is the attorney-in-fact for the California Casualty Indemnity Exchange (CCIE) and manager for CCIE's wholly owned subsidiaries. CCMC has three wholly owned subsidiaries:
      Pillar Point Capital Management, Inc. (PPCM), Calco Insurance Brokers & Agents, Inc. (Calco) and Calco Medical Management Corporation (CMMC). CCIE and its subsidiaries are collectively referred to as the California Casualty Group (CCG).

      CCMC operates principally in the insurance services segment. CCG is a multi line property and casualty insurance group headquartered in San Mateo, California writing full coverage automobile and homeowner insurance policies. PPCM is an investment advisor and earns its revenue by charging an asset-based management fee. A significant portion of its revenues are derived from investment advisory services performed for CCG, CCMC and Calco. Calco is a commercial insurance broker and agent, and derives a significant portion of its revenues in the form of commissions from insurance companies. CMMC is a benefits delivery service and claims administration company, deriving its revenue from services provided to CCG and other nonrelated entities.

      Some directors and officers of CCMC are members of the Boards and/or are officers of CCIE and subsidiaries, PPCM, Calco and/or CMMC.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         BASIS OF PRESENTATION:

         The accompanying consolidated financial statements include the accounts of CCMC and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Certain amounts from prior year have been reclassified to conform to current year presentation. These reclassifications had no effect on net income or shareholders' equity.

         USE OF ESTIMATES:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.



                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                   ----------

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

         CASH EQUIVALENTS:

         Cash equivalents are all highly liquid investments with insignificant interest rate risk and have original maturity of three months or less at the date of acquisition. CCMC's cash equivalents are carried at fair market value and consist of commercial paper, money market funds, and U.S. government agency securities.

         INSURANCE PREMIUM TRUST FUNDS:

         Premiums collected from insureds but not yet remitted to insurance carriers are restricted and are required to meet certain liquidity requirements.

         INVESTMENT SECURITIES:

         CCMC classifies its investment portfolio as available-for-sale. Accordingly, investment securities are reported at fair value. Unrealized gains and losses on securities are reported as a separate component of shareholders' equity until realized. Realized gains and losses on investment securities are recognized on a first-in, first-out basis.

         PROPERTY AND EQUIPMENT:

         Property and equipment is stated at cost. Depreciation is recognized principally using a straight-line method over the estimated useful lives of the assets (estimated lives range from three to ten years for equipment and up to forty-two years for property). Leasehold improvements are amortized over the useful life of the improvement (up to a maximum of ten years) or the applicable lease term, whichever is shorter.

         REVENUE RECOGNITION:

         Management fees are recognized primarily as services are provided. Commission income is generally recognized as of the effective date of insurance policies or the billing date, whichever is later. Other fee income is recognized ratably as services are rendered.

         INCOME TAXES:

         Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.



                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

         EARNINGS PER SHARE (EPS):

         Earnings per share and diluted earnings per share are presented in accordance with the Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. The following is a reconciliation of the weighted average number of shares used to calculate the basic and diluted EPS for the years ended December 31, 1997 and 1996.

                                                 1997                               1996
                                    -------------------------------    -------------------------------
                                      NET                                NET
                                    INCOME      SHARES        EPS      INCOME      SHARES       EPS
                                    --------   ----------    ------    --------   ----------   -------
         Basic EPS                  $ 5,920    1,276,353     $4.64     $ 4,665    1,286,758    $ 3.63
         Effect of dilutive
              shares from
              stock-based
              compensation
              plans                                5,315                             11,972
                                    -------    ---------     -----     -------    ---------    ------

         Diluted EPS                $ 5,920    1,281,668     $4.62     $ 4,665    1,298,730    $ 3.59
                                    =======    =========     =====     =======    =========    ======

         STOCK-BASED COMPENSATION PLANS:

         CCMC accounts for stock-based compensation plans using the intrinsic value based method which measures compensation cost based on the excess, if any, of the book value of the stock at grant date over the amount an employee must pay to acquire the stock.

         NEW STATEMENT OF FINANCIAL ACCOUNTING STANDARDS:

         SFAS No. 130, Reporting Comprehensive Income establishes the disclosure requirements for reporting comprehensive income in an entity's annual and interim financial statements. Comprehensive income includes such items as foreign currency translation adjustments and unrealized gains on securities currently reported as components of shareholders' equity. SFAS No. 130 will require CCMC to classify items of comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately in the equity section of the consolidated balance sheet. CCMC has not yet determined the type of presentation it will adopt.



                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------

3.    RELATED PARTY TRANSACTIONS:

         MANAGEMENT FEE AND REIMBURSEMENTS:

         As the attorney-in-fact for CCIE and manager for CCIE's wholly owned subsidiaries, CCMC is paid a fee of up to 125% of expenses incurred on behalf of CCG. An annual incentive fee of up to 10% of CCG's calendar year pre-tax income, calculated after giving effect to such incentive fee, may also be paid to CCMC. Further, under various state laws, CCMC reimburses CCG for the benefit received from its exemption of state income taxes on earnings attributable to managing CCG operations.

         Management fees earned and tax benefits reimbursed by CCMC for the years ended December 31, 1997 and 1996 were as follows:

                                                                              1997           1996
                    Expenses incurred                                      $ 110,256       $ 117,097
                    Markup taken                                              13,667          12,330
                    Incentive fee                                              1,611            --
                    Attorney-in-fact deduction effects                          (895)         (2,216)
                                                                           ---------       ---------

                                Net management fee                         $ 124,639       $ 127,211
                                                                           =========       =========

                    Maximum markup allowed (25% of expenses incurred)      $  27,564       $  29,274
                    Markup taken                                             (13,667)        (12,330)
                                                                           ---------       ---------

                                Markup allowed but not taken               $  13,897       $  16,944
                                                                           =========       =========

         REAL ESTATE:

         CCMC's home office complex is comprised of two buildings located in San Mateo, California. They are referred to as the "1900 Building" and the "2000 Building," respectively. CCMC purchased the 1900 Building from CCIE in 1984 and leases space in the 2000 Building from CCIE under a lease which expires in May 1998. Surviving provisions of the 1984 purchase and sale agreement state that CCG retains an interest in profit sharing provisions if CCMC transfers title or refinances the 1900 Building prior to June 30, 1999. If at any time prior to June 30, 2034, CCMC proposes to sell all or any portion of the 1900 Building, CCG shall have the right of first refusal as to purchasing the property. (See Note 14)


                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------

3.    RELATED PARTY TRANSACTIONS, continued:

         OTHER TRANSACTIONS:

         CCG also reimburses CCMC for services rendered on its behalf, including investment advisory services performed by PPCM. In addition, CCG provides workers' compensation insurance to CCMC and its wholly owned subsidiaries. Premium balances owed to CCG are collateralized by bank letters of credit.

         SUMMARY:

         Related party transactions included in the consolidated financial statements are summarized for the years ended December 31 as follows:

                                                           1997             1996

              Statements of income:
                 Revenues:
                    Management fees                      $ 124,639       $ 127,211
                    Investment advisory fees             $   2,110       $   2,006

                 Expenses:
                    Services reimbursement               $  (6,437)      $  (6,313)
                    Rental income                        $   1,786       $   2,277
                    Workers' compensation insurance      $     708       $     563

              Balance sheets:
                    Accounts receivable                  $     922            --
                    Accounts payable                          --         $     772

4.    INVESTMENT SECURITIES:

      The amortized cost and market value of investment securities are as follows:

                                                  AMORTIZED     UNREALIZED     UNREALIZED      MARKET
                DECEMBER 31, 1997                   COST           GAIN           LOSS         VALUE
                                                 ------------   ------------   -----------   -----------
    Bonds                                        $   13,141      $    450       $   (4)      $   13,587

    Stocks                                            4,554         3,826         (184)           8,196
                                                 ----------      --------       ------       ----------

             Total                               $   17,695      $  4,276       $ (188)      $   21,783
                                                 ==========      ========       ======       ==========



                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------




4.    INVESTMENT SECURITIES, continued:


                                   AMORTIZED     UNREALIZED     UNREALIZED        MARKET
                DECEMBER 31, 1996    COST           GAIN           LOSS           VALUE
                                    -------        -------        -------         -------
              Bonds                 $ 9,975        $   273        $   (18)        $10,230

              Stocks                  5,358          2,629           (247)          7,740
                                    -------        -------        -------         -------

                       Total        $15,333        $ 2,902        $  (265)        $17,970
                                    =======        =======        =======         =======

      Bonds consist of investments in state and municipal securities. CCMC is potentially subject to concentrations of credit risk as a result of owning California municipal bonds totaling $6,838 and $3,226 as of December 31, 1997 and 1996, respectively. However, this risk is mitigated due to investment quality and dispersion of issuers throughout many California agencies. CCMC also has investments in municipal securities of several other states, none of which presents a concentration of credit risk.

      The amortized cost and market value of bonds at contractual maturities as of December 31, 1997 are as follows:

                                      AMORTIZED        MARKET
                                        COST           VALUE
                                       -------        -------
              Within one year          $   704        $   711
              One to five years          4,912          5,003
              Five to ten years          3,173          3,363
              Over ten years             4,352          4,510
                                       -------        -------
                                       $13,141        $13,587
                                       =======        =======

      Realized gains and losses from sales of securities are as follows:

                                    1997            1996
              Gross gains:
                 Proceeds          $ 2,308        $10,532
                 Gains             $   765        $ 1,584

              Gross losses:
                 Proceeds          $    66        $   767
                 Losses            $    99        $   161



                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------

4.    INVESTMENT SECURITIES, continued:

      CCMC has pledged $1,433 in securities (at market value) as collateral under letters of credit. In addition, CCMC has $205 in bonds (at market value) on deposit with certain states.


5.    PROPERTY AND EQUIPMENT:

      A summary of property and equipment at December 31 is as follows:

                                                                      1997           1996
              Land                                                  $ 1,625        $ 1,625
              1900 Building                                           8,788          2,358
              EDP equipment and software                             20,461         20,393
              Real property improvements                             14,043         21,128
              Office equipment                                       12,372          9,324
              Automobiles                                             4,203          4,577
                                                                    -------        -------
                                                                     61,492         59,405
              Less accumulated depreciation and amortization         31,067         27,377
                                                                    -------        -------
                                                                    $30,425        $32,028
                                                                    =======        =======

              Depreciation and amortization expense                 $ 7,680        $ 7,117
                                                                    =======        =======


6.    INCOME TAXES:

      A reconciliation of CCMC's effective income tax rates included in the consolidated statements of income with the U.S. federal statutory tax rate is as follows:

                                                                     1997                    1996
                                                             -------------------     -------------------
                                                              AMOUNT         %       AMOUNT          %
                                                             --------     ------     -------       -----
         Tax at U.S. federal statutory rate                  $ 3,071        34.0%    $ 2,119        34.0%
         Dividends received deduction                            (27)       (0.3)        (31)       (0.5)
         Tax-exempt interest income                             (198)       (2.2)       (234)       (3.8)
         Prior year state tax refund                             --          --         (619)      (10.0)
         Non-deductible business meals and entertainment         151         1.7         148         2.4
         All other items                                         116         1.3         184         3.0
                                                             -------        ----     -------        ----

         Provision for income taxes                          $ 3,113        34.5%    $ 1,567        25.1%
                                                             =======        ====     =======        ====


                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------

6.    INCOME TAXES, continued:

      In 1996, CCMC received California franchise tax refunds for prior years (1988 to 1994) related to the benefit of recognizing additional attorney-in-fact deductions (AIFD) for California state taxes of $1,698. In 1996, CCMC also recognized a favorable true-up of 1995 state franchise/income taxes of $511 and recorded prior years' tax refunds (1991 to 1994) due from other states of $65 for additional AIFD tax benefits. In accordance with California statutory requirements, the benefit of the AIFD tax refunds, as well as the related interest income of $589, and the 1995 AIFD state tax true-up was provided to CCG through a decrease in management fee. In 1996, CCMC also wrote-off CCG-related California deferred tax assets of $879, as the use of the AIFD in future years will prevent CCMC from realizing the benefits of these assets.

      The significant components of the provision for income taxes for each year are summarized below:

                                                               1997         1996
         Current provision                                   $ 4,010      $   592

         Deferred:
            Current deferred                                    (312)       1,905
            Noncurrent deferred:                                (585)        (930)
                                                             -------      -------

                     Total deferred                             (897)         975
                                                             -------      -------

                        Total provision for income taxes     $ 3,113      $ 1,567
                                                             =======      =======

      The significant components of the net deferred tax assets recorded on the balance sheet as of December 31, 1997 and 1996 are as follows:

                                                   1997         1996
         Employee benefits                       $ 4,613      $ 4,088
         Restructuring expenses                      414          331
         Depreciation                                677          537
         Unrealized gain on investments           (1,390)        (896)
         All other                                   373          201
                                                 -------      -------

                     Net deferred tax assets     $ 4,687      $ 4,261
                                                 =======      =======


      Realization of these assets is dependent upon generating sufficient future taxable income to utilize these assets. State deferred tax assets have not been recognized as there is no future state taxable income due to the effects of the state attorney-in-fact deduction.


                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------

7.    CREDIT AND BORROWING ARRANGEMENTS:

      In January 1996, CCMC paid the remaining balance of the mortgage note payable related to the purchase of the 1900 Building to CCG in the amount of $5,517. Interest expense charged to operations in 1996 was $44.

      On August 15, 1996, CCMC established a $10 million unsecured credit facility with Union Bank of California to meet ongoing cash flow requirements. The term of the revolving line of credit is two years ending August 15, 1998, plus a one year extension subject to Bank approval. At December 31, 1997, $6 million had been drawn on the facility. The interest rate is LIBOR plus an applicable margin based on the ratio of total debt to total capitalization. The weighted average rate for 1997 and 1996 was 6.2% and 5.8%, respectively. Interest expense charged to operations in 1997 and 1996 was $372 and $39, respectively.


8.    LEASE COMMITMENT:

      CCMC leases certain office buildings, equipment and software under noncancelable operating lease. Certain leases have options permitting renewals for additional periods.

      The rent expense under these leases was $7,550 in 1997 and $9,176 in 1996. Future annual minimum lease payments as of December 31, 1997, are as follows:

                  FOR THE YEAR ENDING DECEMBER 31,
                                1998                                        $    4,416
                                1999                                             3,493
                                2000                                             3,375
                                2001                                             3,145
                                2002                                             2,975
                             Thereafter                                         13,514
                                                                            -----------
                    Total minimum lease payments                            $   30,918
                                                                            ===========



                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------

9.    CAPITAL STOCK:

      Share information as well as capital stock amounts for each Series of common stock at December 31 are as follows:

                                          1997            1996
         Common stock, Series A:
            Authorized                  2,800,000      2,800,000
            Issued and outstanding      1,275,429      1,272,262
            Capital stock              $    4,628     $    4,255

         Common stock, Series B:
            Authorized                  1,000,000      1,000,000
            Issued and outstanding          8,429          5,232
            Capital stock              $      221     $      104

      The rights, privileges and restrictions of Series A and B are identical except holders of shares of Series A have exclusive voting rights and power to vote upon election of Directors or upon any other matters.


10.   STOCK-BASED COMPENSATION PLANS:

      CCMC has four stock-based compensation plans, which are described below. CCMC has the right to repurchase the shares issued under the three plans upon termination of employment at book value. However, after 20 years of employment, the employee may elect to retain the ownership of the awarded shares under the Stock Options and Employee Stock Gift Plans.

         LONG-TERM EXECUTIVE INCENTIVE PLAN:

         A long-term executive incentive plan for key officers was approved by the Board of Directors in 1994 and approved subsequently by the California Department of Insurance in 1997. The Plan provides key executives with common stock and cash compensation based on the attainment of certain profitability and other measures over a three-year period. The compensation expense is recorded over this period and was $3,032 and $2,226 in 1997 and 1996, respectively. These awards vest over a subsequent three-year period. Under this Plan, 300,000 shares of Series B common stock have been reserved for issuance. In 1997, 10,862 shares were granted for the three-year plan ended December 31, 1996, of which 3,625 shares were issued.



                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------

10.   STOCK-BASED COMPENSATION PLANS, continued:

         STOCK OPTIONS PLAN:

         CCMC also has a nonqualified stock option plan which provides for granting options to key executives to purchase an aggregate of 200,000 shares of Series A common stock. Options granted under the plans are nonqualified and are granted at a price equal to CCMC's book value at the date of grant. Granted options vest after 14 months and are exercisable for one month thereafter. Compensation expense is recorded for the difference in stock value between grant date and exercise date. Compensation expense was $45 and $25 in 1997 and 1996, respectively.

                                                                               EXERCISE
                             YEAR OF           OPTIONS        OPTIONS          PRICE PER
     YEAR OF GRANT           EXERCISE          GRANTED        EXERCISED          SHARE
     -------------           --------          -------        ---------        ---------
         1997                  1998              19,591           -             $30.57
         1996                  1997              18,372        12,071           $28.79
         1995                  1996              26,426        13,586           $26.36

         EMPLOYEE STOCK GIFT PLAN:

         CCMC has an Employee Stock Gift Plan. There were 4,804 and 5,232 Series B shares outstanding under this plan at December 31, 1997 and 1996, respectively. No shares were awarded during the period and there was no compensation expense.

         PERFORMANCE SHARE PLAN:

         CCMC sponsors a Performance Share Plan for key full time sales employees who are compensated in part by sales commissions. Under this plan, employees were granted Units that parallel the benefits of owning CCMC's capital stock over time, and generally have none of the rights of stock ownership. The Units are convertible to cash, at a value equivalent to the most recent quarter end's adjusted book value of CCMC's capital stock, when exercisable. There were 15,882 and 21,225 fully vested Units at December 31, 1997 and 1996, respectively. At December 31, 1997, CCMC had a fully vested obligation of $615. The expense for this plan is recorded based on the change in the adjusted book value for vested units and was $79 and $214 for the year ended December 31, 1997 and 1996, respectively.

      Compensation expense recorded by CCMC for the Long-Term Executive Incentive and Performance Share Plans would be the same if the fair value method was used. Compensation expense recorded by CCMC for the Stock Option and Employee Stock Gift Plans (the Plans) would not be materially different from amounts calculated using the fair value method due to the short purchase period of the Stock Option Plan as well as relatively few granted shares under both the Plans.


                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------

11.   EMPLOYEE BENEFIT PLANS:

         SAVINGS INVESTMENT PLAN:

         The Savings Investment Plan is qualified under section 401(k) of the Internal Revenue Code. Under this plan, employees may elect to contribute from 1% to 18% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. CCMC matching contributions to the Plan were $1,270 and $1,368 for the years ended December 31, 1997 and 1996, respectively.

         PENSION, SUPPLEMENTAL EXECUTIVE RETIREMENT (SERP) AND EXCESS PLANS:

         CCMC sponsors a noncontributory pension plan covering substantially all employees. Benefits are based on the employee's compensation during the five years before retirement. CCMC's funding policy for the pension plan is to contribute an amount annually that is not less than the minimum funding requirement under the Employee Retirement Income Security Act of 1974 (ERISA). At December 31, 1997, the assets are invested primarily in bonds and stocks with 3.5% invested in insurance contracts with an unrelated party.

         CCMC also sponsors a SERP, covering certain key executives who have been with CCMC for a limited time period and an excess plan covering employees with earnings which exceed the limitations set out in the pension plan and/or Internal Revenue Code Section 415. Benefits are based on formulas similar to those of the pension plans. The SERP and excess plan are not subject to ERISA and are not currently being funded.


                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------


11.   EMPLOYEE BENEFIT PLANS, continued:

         PENSION, SUPPLEMENTAL EXECUTIVE RETIREMENT (SERP) AND EXCESS PLANS, continued:

         The following table sets forth the funded status of the pension plan and SERP and excess plan and the amounts recognized in the balance sheet at December 31:

                                                                         1997                       1996
                                                                ----------------------      ----------------------
                                                                              SERP &                       SERP &
                                                                PENSION       EXCESS        PENSION        EXCESS
                                                                  PLAN         PLAN           PLAN          PLAN
                                                                --------      --------      --------      --------
          Actuarial present value of benefit obligations:
            Vested benefits                                     $ 48,766      $  8,642      $ 41,832      $  6,378
                                                                ========      ========      ========      ========
            Accumulated benefits                                $ 52,636      $  8,820      $ 44,502      $  6,509
                                                                ========      ========      ========      ========
            Projected benefits                                  $ 64,165      $ 11,985      $ 55,015      $  9,205
         Plan assets at fair value                                59,077          --          51,581          --
                                                                --------      --------      --------      --------
         Projected benefit obligation more than plan assets        5,088        11,985         3,434         9,205
         Unrecognized prior service cost                             649        (1,384)          773        (1,651)
         Unrecognized net loss                                    (5,860)       (3,266)       (4,623)       (1,455)
         Unrecognized net obligation                                --             (21)         --             (28)
                                                                --------      --------      --------      --------
         Accrued pension expense (benefit)                          (123)        7,314          (416)        6,071
         Additional liability                                       --           1,506          --             438
                                                                --------      --------      --------      --------
         Pension liability recognized                               --           8,820          --           6,509
         Intangible asset offsetting additional liability           --          (1,405)         --            (438)
                                                                --------      --------      --------      --------
         Pension (asset) liability recognized in the
               balance sheet                                    $   (213)     $  7,415      $   (416)     $  6,071
                                                                ========      ========      ========      ========

         The following table sets forth the rates used to compute the pension plan obligation at December 31:

                                                                         1997              1996
      Discount rate                                                     7.00%             7.50%
      Average rate of increase in compensation levels                   5.00%             5.00%



                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------

11.   EMPLOYEE BENEFIT PLANS, continued:

         PENSION, SUPPLEMENTAL EXECUTIVE RETIREMENT (SERP) AND EXCESS PLANS, continued:

         Net pension expense includes the following components:

                                                                     1997                      1996
                                                              -------------------      --------------------
                                                                           SERP &                    SERP &
                                                               PENSION     EXCESS       PENSION      EXCESS
                                                                PLAN        PLAN         PLAN        PLAN
                                                              -------      -------     -------      -------
         Service cost - benefits earned during the period     $ 2,132      $   300     $ 2,407      $   307
         Interest cost on projected benefit obligation          4,227          793       3,935          653
         Actual return on assets                               (8,898)        --        (6,373)        --
         Net amortization and deferral                          4,155          445       2,500          414
                                                              -------      -------     -------      -------

         Net pension expense                                  $ 1,616      $ 1,538     $ 2,469      $ 1,374
                                                              =======      =======     =======      =======

         The following table sets forth the rates used to calculate the net periodic pension plan expenses for the year ended December 31:

                                                                         1997          1996
               Discount rate                                             7.50%         7.00%
               Average rate of increase in compensation levels           5.00%         5.00%
               Long-term rate of return on assets                        9.00%         9.00%


         POSTRETIREMENT HEALTH CARE BENEFITS:

         CCMC currently offers postretirement benefits other than pensions (postretirement benefits) which are primarily retiree health care benefits. Substantially all of CCMC's employees can purchase health care through CCMC's plan when they become eligible for retirement. Retirees pay the full premium cost of their coverage. The liability results from CCMC paying a group rate which includes retirees who are not yet eligible for Medicare. The amount contained in the group rate for early retirees is considered a postretirement benefit which must be recognized in the year earned.

         CCMC uses the accrual method of accounting for postretirement benefits other than pensions based upon an actuarially determined cost to be recognized over the period that an employee provides services to CCMC. CCMC amortizes the accumulated postretirement benefit obligation (APBO) in the amount of $790 recognized prior to adoption of SFAS 106 on a delayed basis over twenty years. CCMC estimates its December 31, 1997 and 1996 unrecognized liability to be approximately $476 and $896, respectively. The assumed health care trend rate for 1997 is 10%. This trend rate reduces by 0.5% per year until it reaches an ultimate level of 5.0% in the year 2007. Increasing the assumed healthcare cost trend rate by one percentage point in each year would have resulted in an increase in the



                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------

11.   EMPLOYEE BENEFIT PLANS, continued:

         POSTRETIREMENT HEALTH CARE BENEFITS, continued:

         APBO as of December 31, 1997 of $120 and an increase in the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1997 of $17. The weighted average of the assumed discount rate of 7% was used to determined the APBO. The postretirement benefits are not currently being funded.

         The following sets forth the status of postretirement benefits reconciled with amounts reported in CCMC's December 31, 1997 and 1996 balance sheets.

                                                                                  1997          1996
         Accumulated postretirement benefit obligations:
            Retirees                                                            $   843      $   908
            Fully eligible active plan participants                                 139          218
            Other active participants                                               439          637
                                                                                -------      -------

                   Total                                                        $ 1,421      $ 1,763
                                                                                =======      =======

         Accrued postretirement benefit liability, in excess of plan assets       1,421        1,763

         Unrecognized net gain (loss)                                               148         (231)

         Unrecognized transition obligation                                        (624)        (665)
                                                                                -------      -------

         Accrued postretirement benefit cost                                    $   945      $   867
                                                                                =======      =======

         The net periodic postretirement benefit cost for 1997 and 1996 included the following components:

                                                                                        1997      1996
              Service cost for benefits earned during the year                         $  53      $  82
              Interest cost                                                              100        124
              Amortization of unrecognized transition obligation over twenty years        42         42
              Net amortization and deferral                                               (4)         9
                                                                                       -----      -----

                           Net periodic postretirement benefit cost                    $ 191      $ 257
                                                                                       =====      =====



                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------

12.   RESTRUCTURING:

      During 1996, CCMC announced a plan to consolidate its business insurance division, reducing certain administrative positions, and recorded a restructuring charge of $974 in operating expenses. In 1997, CCMC announced a restructuring in response to CCIE's decision to cease underwriting workers' compensation insurance effective October 1997. As a result, an additional charge of $1,087 was recorded in operating expenses. There was a favorable adjustment of $274 made to the liability as a result of a change in estimates during 1997. The provision for the reduction in workforce of approximately 130 employees includes severance and other benefit costs. Payments made against the liability were $1,096 and $3,901 in 1997 and 1996, respectively.


13.   HOME OFFICE RENOVATION:

      CCMC commenced the renovation of the 1900 Building in the third quarter of 1995 and completed the project in January 1997. The 1900 Building was renovated to upgrade the ability to handle new computer and telecommunication technology, to improve the heating, ventilation, and air conditioning systems, and to comply with the Americans with Disabilities Act of 1990. The total cost of this renovation, including building improvements, furniture, and equipment was $17,491.

      In June 1997, CCMC completed a major tenant improvement project related to its leased space at the 2000 Building. The total cost of this project including tenant improvements, furniture, and equipment was $1,768.

      In 1997 and 1996, CCMC also incurred operating expenses of $1,240 and $2,709, respectively, associated with these projects. Included in these expenses were temporary facility costs, write-off of existing tenant improvements, other assets, and moving expenses.

      Under the management fee agreements, since these facilities are primarily used to conduct the business of CCG, operating expenses are substantially reimbursable when the expenses are incurred by CCMC. Those capital improvement costs which are associated with CCG's business, will also be recovered as management fees as the assets are depreciated over their useful lives.


                                   Continued

             CALIFORNIA CASUALTY MANAGEMENT COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   ----------

14.   PENDING SALE OF HOME OFFICE COMPLEX:

      On December 31, 1997, CCMC and CCIE, signed a letter of intent to sell the home office complex and related land located at 1900-2000 Alameda de las Pulgas, San Mateo, California. CCMC will simultaneously enter into a twenty year capital lease-back agreement for the 1900 Building if the home office complex is sold. CCMC plans to defer any gain from this transaction and amortize it over the twenty year capital lease-back period using the straight-line method.


15.   CONTINGENCY:

      CCMC is party to various claims and lawsuits arising in the normal course of business. It is the opinion of management, after consultation with legal counsel, that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of CCMC.

                                                                      EXHIBIT B

April 8, 1998


TO:     ALL HOLDERS OF LESS THAN 10 SHARES OF SERIES B COMMON
        STOCK OF CALIFORNIA CASUALTY MANAGEMENT COMPANY AS
        OF DECEMBER 31, 1997


        As you know, on January 20, 1998, we made an offer to purchase (the "Tender Offer") all shares of California Casualty Management Company ("CCMC") Series B Common Stock from you. I am very pleased with the response we received to our original offer, as more than 80% of those eligible accepted our offer.

        At the same time that we made our offer to you, we filed the same materials with the Securities and Exchange Commission ("SEC"). The SEC raised some technical concerns regarding the presentation of certain accounting and reporting items on our financial statements, and after further discussion with the SEC, we decided to provide you with a copy of CCMC's audited 1997 consolidated financial statements which address the SEC's concerns. A copy is included with the enclosed materials.

        We have also elected to reopen the Tender Offer until April 30, 1998 for the purpose of (i) permitting holders of Series B Common Stock who tendered their shares prior to February 27, 1998 to review our audited 1997 consolidated financial statements and determine whether to rescind their tender of such shares; and (ii) to permit holders of less than 10 shares of Series B Common Stock who did not tender their shares prior to February 27, 1998 to review our audited 1997 consolidated financial statements and consider whether to tender their shares of Series B Common Stock in the Tender Offer.

        Accordingly, we hereby offer those holders of CCMC Series B Common Stock who tendered their shares in the Tender Offer on or before February 27, 1998 the right to rescind the prior tender and retain their shares of CCMC Series B Common Stock (the "Rescission Offer"). If you tendered your shares in the Tender Offer, a Notice of Rescission is included in the enclosed materials to be used only by those holders who wish to rescind their prior tender. If you desire to rescind the prior tender, you should sign the Notice of Rescission and return it to us with a check made payable to CCMC in the amount of the price previously paid to the holder by us for the tendered Series B Shares. Upon receipt of the signed Notice of Rescission and check, we will provide written confirmation to you of the number of shares of Series B Common Stock registered in your name. The right to rescind a prior tender will expire on April 30, 1998. If we do not receive a signed Notice of Rescission and payment on or before April 30, 1998, we will consider you to have waived the right to rescind the prior tender. THUS, IF YOU DO NOT WISH TO RESCIND YOUR PRIOR TENDER, YOU NEED NOT TAKE ANY ACTION.

        If you did not tender your shares in the Tender Offer on or before February 27, 1998, the enclosed materials include an offer (the "Offer to Purchase") to those holders of less than 10 shares of CCMC Series B Common Stock as of December 31, 1997 to consider making such a tender on or before April 30, 1998. To accept this offer, you must return the enclosed Letter of Transmittal to us by April 30, 1998. We will then be able to send you the proceeds by May 15, 1998.

        If you have any questions regarding either the Rescission Offer or the Offer to Purchase, you may contact Pat Persse (Assistant Vice President - Finance) at extension 4437 or Jim Englese (Assistant Vice President - Legal) at extension 4539. If you are calling from outside the home office complex, you may call them at 1-800-288-7765.

        Thank you for your attention to this important matter.


Very truly yours,




Thomas R. Brown
Chairman of the Board

                     CALIFORNIA CASUALTY MANAGEMENT COMPANY
                     OFFER TO PURCHASE SERIES B COMMON STOCK

TO CERTAIN HOLDERS OF SHARES OF SERIES B COMMON STOCK OF CALIFORNIA CASUALTY MANAGEMENT COMPANY:

California Casualty Management Company, a California corporation ("CCMC"), hereby makes an offer (the "Offer") to all shareholders of record as of December 31, 1997 who hold in the aggregate less than 10 shares of Series B Common Stock of CCMC upon the terms and conditions set forth herein and in the attached
Schedule 13E-3, to purchase at $50.00 per share (the "Purchase Price") in cash all shares of Series B Common Stock (the "Shares") held by such shareholders. The Offer will expire on April 30, 1998, unless extended by CCMC, in its sole discretion, in accordance with applicable law and regulations.

The Purchase Price will be payable by check made payable to the tendering shareholder as provided for hereinafter. The Shares are not currently publicly traded.

                   -------------------------------------------

          THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED
           UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE
            ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS
            DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                   -------------------------------------------

Except as provided herein, CCMC has made no arrangements for and has no understanding with any dealer, salesman or other person regarding the solicitation hereunder, and no person has been authorized by CCMC to give any information or to make any representations in connection with this Offer other than those contained herein and, if given or made, such other information or representations must not be relied upon as having been authorized. The delivery of this Offer shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

The Offer is not being made to, nor will CCMC accept the tender from, holders of Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

April 8, 1998

                              LETTER OF TRANSMITTAL
                    TO TENDER SHARES OF SERIES B COMMON STOCK

                                       OF

                     CALIFORNIA CASUALTY MANAGEMENT COMPANY

                        PURSUANT TO THE OFFER TO PURCHASE
                               DATED APRIL 8, 1998

                                       BY

                     CALIFORNIA CASUALTY MANAGEMENT COMPANY

           THE OFFER EXPIRES AT 12:00 MIDNIGHT, SAN FRANCISCO TIME, ON
             THURSDAY APRIL 30, 1998, UNLESS THE OFFER IS EXTENDED.

                         DESCRIPTION OF SHARES TENDERED


NAME AND ADDRESS OF REGISTERED HOLDER:             SHARES TENDERED:

______________________________________             _____SHARES OF CCMC SERIES B
                                                        COMMON STOCK
______________________________________

______________________________________


Ladies and Gentlemen:

        The undersigned hereby tenders to California Casualty Management Company, a California corporation ("CCMC"), the above-described shares of Series B Common Stock of CCMC (the "Shares"), constituting all of the Shares owned by the undersigned, pursuant to CCMC's offer to purchase all Shares held by each shareholder who, as of December 31, 1997, owned in the aggregate, less than 10 Shares, at a price of $50.00, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and Schedule 13e-3 dated April 8, 1998 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with any amendments or supplements thereto or hereto, collectively constitute the "Offer").

        Subject to and effective upon acceptance for payment of the Shares tendered hereby in accordance with the terms and subject to the conditions of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, CCMC all right title and interest in and to all Shares tendered hereby and irrevocably constitutes and appoints the Secretary of CCMC the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver certificates for such Shares held in escrow by CCMC, together with all accompanying evidences of transfer and authenticity, to or upon the order of CCMC; and (b) present such Shares for transfer or cancellation on the books of CCMC, all in accordance with the terms of the Offer.

        The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and that when the same are accepted for payment by CCMC, CCMC will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by CCMC to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby.

        All authority herein transferred or agreed to be conferred in this Letter of Transmittal shall not be affected by, and shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned shall be binding upon the heirs, personal representatives, successors, assigns, administrators, trustees in bankruptcy, personal and legal representatives of the undersigned.


Date:__________________



___________________________________
        Signature


___________________________________
        Printed Name


___________________________________
       Social Security Number

              PAYER'S NAME: CALIFORNIA CASUALTY MANAGEMENT COMPANY


------------------------------------------------------------------------------------------------------
SUBSTITUTE FORM W-9              Part 1 - PLEASE PROVIDE          Social Security Number:
                                 YOUR TIN ON THE LINE AT
                                 RIGHT AND CERTIFY BY
                                 SIGNING AND DATING BELOW
------------------------------------------------------------------------------------------------------

Department of the Treasury       Part 2 - Certification - Under penalties of perjury, I certify that:
Internal Revenue Service
                                 (1)     The number shown on this form is my correct Taxpayer
Payer's Request for Taxpayer             Identification Number (or I am waiting for a number to be issued to
Identification Number ("TIN")            me) and

                                 (2)     I am not subject to backup withholding
                                         because (a) I am exempt from backup
                                         withholding, or (b) I have not been
                                         notified by the Internal Revenue
                                         Service (the "IRS") that I am subject
                                         to backup withholding as a result of a
                                         failure to report all interest or
                                         dividends, or (c) the IRS has notified
                                         me that I am no longer subject to
                                         backup withholding.

                                 Certification Instructions - You must cross out
                                 Item 2 above if you have been notified by the
                                 IRS that you are currently subject to backup
                                 withholding because of under-reporting interest
                                 or dividends on your tax return. However, if
                                 after being notified by the IRS that you were
                                 subject to backup withholding you received
                                 another notification from the IRS that you are
                                 no longer subject to backup withholding, do not
                                 cross out Item (2).
------------------------------------------------------------------------------------------------------

Part 3 - Awaiting TIN ____       SIGNATURE _________________________________

                                 DATE: ___________________, 1998

------------------------------------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE
               TO YOU PURSUANT TO THE OFFER.

               YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
               CHECKED THE LINE IN PART 3 OF SUBSTITUTE W-9

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all reportable payments made to me will be withheld.


Signature ____________________________          Date ___________________, 1998

                                  INSTRUCTIONS

              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1. Delivery of Letter of Transmittal. This Letter of Transmittal is to be completed in full and returned to the Company in the enclosed envelope on or before 12:00 Midnight, San Francisco time, April 30, 1998 (the "Expiration Date") unless the Expiration Date is extended by the Company, in its sole discretion. No tender of Shares will be accepted by the Company unless it covers all Shares held of record by the tendering shareholder, as set forth in the Offer. No alternative, conditional or contingent tenders will be accepted. By executing this Letter of Transmittal (or facsimile thereof), the tendering shareholder waives any right to receive any notice of the acceptance for payment of the Shares.

2. Signatures on Letter of Transmittal. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as set forth in the share records of the Company without alteration, enlargement or any change whatsoever.

        If any of the Shares tendered hereby is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

        If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

3. Backup Withholding. Under U.S. Federal income tax law, a shareholder whose tendered Shares are accepted for payment is required to provide the Company with such shareholder's correct taxpayer identification number ("TIN") which, for individual taxpayers is the taxpayer's Social Security Number on Substitute Form W-9 above. If the Company is not provided with the correct TIN, the Internal Revenue Service ("IRS") may subject the shareholder to a penalty imposed by the IRS. In addition, payments that are made to such shareholder with respect to Shares purchased pursuant to the Tender Offer may be subject to 31% backup withholding.

        If backup withholding applies, the Company is required to withhold 31% of any such payments made to the shareholder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS, provided that the required information is given to the IRS.

        IMPORTANT: THIS LETTER OF TRANSMITTAL OR A FACSIMILE COPY HEREOF MUST BE RECEIVED BY THE COMPANY ON OR BEFORE THE EXPIRATION DATE.

                         NOTICE OF RESCISSION OF TENDER


                         DESCRIPTION OF SHARES TENDERED


NAME AND ADDRESS OF REGISTERED HOLDER:             SHARES TENDERED:

                                                   ____ SHARES OF CCMC SERIES B
                                                        COMMON STOCK

                                                   TENDER OFFER PRICE: $_______


Ladies and Gentlemen:

        I am in receipt of the letter dated April 8, 1998 in which California Casualty Management Company ("CCMC") offered me the right to rescind my tender of shares of CCMC Series B Common Stock in response to CCMC's Offer to Purchase dated January 20, 1998. I hereby exercise my right to rescind my tender of the number of shares of CCMC Series B Common Stock set forth above. I enclose a check made payable to California Casualty Management Company in the amount of the Tender Offer Price set forth above, which constitutes the amount paid to me in consideration of my prior tender of CCMC Series B Common Stock.

        Upon receipt of this Notice of Rescission of Tender and the enclosed check, please provide me with written confirmation of my status as the record holder of the number of shares of CCMC Series B Common Stock set forth above.


Date:__________________



___________________________________
        Signature


___________________________________
        Printed Name


___________________________________
       Social Security Number

INSTRUCTIONS:

        1. Complete this Notice of Rescission ONLY if you wish to exercise your right to rescind your prior tender of shares of CCMC Series B Common Stock. If you do not with to rescind your prior tender, YOU DO NOT NEED TO DO ANYTHING.

        2 If you wish to rescind your prior tender of CCMC Series B Common Stock, please date and execute this Notice of Rescission and return it to CCMC with a check payable to California Casualty Management Company in the amount of the Tender Offer Price set forth above, constituting the payment you received in consideration of your prior tender of shares of CCMC Series B Common Stock. If the dated and executed Notice of Rescission and payment are not received by CCMC on or before April 30, 1998, you will be deemed to have waived your right to rescind your prior tender of shares of CCMC Series B Common Stock.



                                       -2-